UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on December 2, 2025, Kazia Therapeutics Limited (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional and accredited purchasers (the “Purchasers”) in connection with a private placement of equity securities (the “Private Placement”). Pursuant to the Purchase Agreements, the Company agreed to offer and sell in the Private Placement to such Purchasers (i) 4,530,854,000 ordinary shares of the Company, no par value per share (the “Ordinary Shares,” and such Ordinary Shares sold in the Private Placement, the “Shares”), at a purchase price of $0.01 per Share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 938,490 American Depositary Shares (the “ADSs”), each ADS representing five hundred Ordinary Shares, at a purchase price of $4.9999 per Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of $0.0001 per ADS underlying the Pre-Funded Warrant, is immediately exercisable, and will expire when exercised in full Konik Capital Partners LLC, a division of T.R. Winston & Company, served as the placement agent for the Private Placement (the "Placement Agent"). In addition, the Company issued to the Placement Agent warrants to purchase up to 700,013 ADSs (the "Placement Agent Warrants"). The Placement Agent Warrants have an exercise price equal to $7.50 per ADS, or 150% of the offering price per ADS sold in the Private Placement, and are exercisable commencing on the date that is 180 days after December 2, 2025 and will expire 5 years from December 2, 2025.

The closing of the Private Placement occurred on December 3, 2025. The Company issued the Shares and Pre-Funded Warrants in exchange for net proceeds of approximately $46.5 million, after deducting placement agent’s fees and other offering expenses payable by the Company.

In addition, as previously disclosed, on November 12, 2025, the Company received a staff determination letter (“Staff Letter”) from the Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that as of November 10, 2025, the Company’s Market Value of Listed Securities (“MVLS”) remained below the minimum of $35 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). Pursuant to the Nasdaq Listing Rules and the Staff Letter, unless the Company timely requests a hearing before a Hearings Panel (the “Panel”), the Company’s securities would be subject to suspension/delisting. The Company timely requested a hearing before the Panel.

As a result of the Private Placement, as of the date of this Form 6-K, the Company believes it has stockholders’ equity in excess of the $2.5 million requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(1). The Company intends to notify the Panel of its compliance status so that Nasdaq can make a determination as to whether the Company has regained compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. However, there can be no assurance that the Panel will determine that the Company has regained compliance with the Nasdaq continued listing standards.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statement on Form F-3 (File No. 333-281937).

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the intended use of proceeds from the Private Placement, the anticipated extension of the Company’s cash runway into the second half of 2028 following completion of the private placement, the Company’s ability to maintain listing on The Nasdaq Capital Market, including the Company’s ability to regain compliance with Nasdaq’s continued listing standards, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name: John Friend
Title: Chief Executive Officer

Date: December 5, 2025